UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVAST SOFTWARE B.V.

(Name of Filing Persons (Offeror))

AVAST HOLDING B.V.

(Name of Filing Persons (Parent of Offeror))

Ordinary shares, €0.01 nominal value per share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Avast Holding B.V.

Schiphol Boulevard 369

Tower F, 7th floor

1118 BJ Schiphol

The Netherlands

Attention: Alan Rassaby

+31 20 654 3225

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Ian Bagshaw Caroline Sherrell White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 20 7532 1000	Chang-Do Gong White & Case LLP 1155 Avenue of the Americas New York, NY 10036-2787 +1 212 819 8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,339,391,120	$134,876.69

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 50,730,029 ordinary shares, with a nominal value of €0.01 per share, of AVG Technologies N.V. multiplied by the offer price of $25.00 per share, (ii) the net offer price for 2,522,480 shares issuable pursuant to outstanding options with an exercise price less than $25.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $25.00 minus the weighted average exercise price for such options of $19.73 per share), (iii) 690,000 shares subject to issuance pursuant to restricted stock units multiplied by the offer price of $25.00 per share and (iv) 1,623,877 shares subject to issuance pursuant to outstanding performance-based restricted stock units multiplied by the offer price of $25.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of July 25, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent”), for all outstanding ordinary shares, with a nominal value of €0.01 per share (the “Shares”), of AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“AVG”) at a price of $25.00 per share, in cash, without interest and less applicable withholding taxes or other taxes, upon the terms and conditions set forth in the offer to purchase dated July 29, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

AVG Technologies N.V.

Gatwickstraat 9-39,

1043 GL Amsterdam,

The Netherlands

+31 20 522 6210

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all outstanding Shares. AVG has advised Parent and Purchaser that as of July 25, 2016, 50,730,029 Shares were outstanding and 5,302,357 Shares were subject to stock options, restricted stock units and performance-based restricted stock units. The information set forth on the cover page and in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Parent and Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Background of the Offer; Past Contacts or Negotiations with AVG” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with AVG,” “The Purchase Agreement; Other Agreements” and “Purpose of the Offer; Plans for AVG” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for AVG” is incorporated herein by reference.

(c) (1)-(7) Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with AVG,” “The Purchase Agreement; Other Agreements,” “Purpose of the Offer; Plans for AVG,” “Certain Effects of the Offer,” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with AVG,” and “The Purchase Agreement; Other Agreements” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with AVG,” “The Purchase Agreement; Other Agreements” and “Certain Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with AVG” and “The Purchase Agreement; Other Agreements” is incorporated herein by reference.

Item 8.	Interest to Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and “Purpose of the Offer; Plans for AVG” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Accepting the Offer and Tendering Shares,” “Background of the Offer; Past Contacts or Negotiations with AVG” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with AVG,” “The Purchase Agreement; Other Agreements,” “Purpose of the Offer; Plans for AVG,” “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference:

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 29, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on July 29, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Avast Holding B.V. and AVG Technologies N.V. on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(B)	Blog post posted by Avast Holding B.V. on its external website on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(C)	Frequently Asked Questions issued by Avast Holding B.V. and AVG Technologies N.V. on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(D)	Email Communication from Avast Holding B.V. and AVG Technologies N.V. to their respective employees sent on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(E)	Slide Presentation used in connection with a meeting with employees of AVG Technologies N.V. on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(F)	Tweet from July 7, 2016 by Avast Holding B.V. (@avast_antivirus) (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(G)	Facebook post from July 7, 2016 by Avast Holding B.V. to the Avast Software Facebook page (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(H)	LinkedIn post by Avast Holding B.V. from July 7, 2016 to the Avast Software LinkedIn page (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(I)	Tweet from July 7, 2016 by Avast Holding B.V. (@avast_antivirus) (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(J)	Facebook post from July 14, 2016 by Avast Holding B.V. to the Avast Software Facebook page (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 15, 2016 on Schedule TO-C, which is incorporated by reference herein).

(b)	Debt Commitment Letter, dated as of July 6, 2016, as amended and restated as of July 28, 2016, by and among Credit Suisse AG, Credit Suisse Securities (USA) LLC, Jeffries Finance LLC, UBS AG, Stamford Branch, UBS Securities LLC, Bank of America Merrill Lynch International Limited, Société Générale and Avast Software B.V.*

(d)(1)	Purchase Agreement, dated as of July 6, 2016, by and among AVG Technologies N.V., Avast Holding B.V. and Avast Software B.V. originally filed with the Securities and Exchange Commission by AVG Technologies N.V. on July 7, 2016 as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, which is incorporated by reference herein).

(d)(2)	Tender Agreement, dated as of July 6, 2016, by and among TA X L.P., TA Atlantic and Pacific VI L.P., TA Strategic Partners Fund II L.P., TA Strategic Partners Fund II-A L.P., TA Investors III L.P., Avast Holding B.V. and Avast Software B.V.*

(d)(3)	Tender Agreement, dated as of July 6, 2016, by and among CVP II, Inc., Avast Holding B.V. and Avast Software B.V.*

(d)(4)	Confidentiality Agreement, dated as of May 28, 2016, by and between AVG Technologies N.V. and Avast Holding B.V.*

(d)(5)	Exclusivity Agreement, dated as of June 16, 2016, by and between AVG Technologies N.V. and Avast Holding B.V.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2016

AVAST SOFTWARE B.V.

By:	/s/ Alan Rassaby
Name:	Alan Rassaby
Title:	Managing Director A

By:	/s/ Stefan Boermans
Name:	Stefan Boermans
Title:	Managing Director B

AVAST HOLDING B.V.

By:	/s/ Alan Rassaby
Name:	Alan Rassaby
Title:	Managing Director A

By:	/s/ Stefan Boermans
Name:	Stefan Boermans
Title:	Managing Director B

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 29, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on July 29, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Avast Holding B.V. and AVG Technologies N.V. on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(B)	Blog post posted by Avast Holding B.V. on its external website on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(C)	Frequently Asked Questions issued by Avast Holding B.V. and AVG Technologies N.V. on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(D)	Email Communication from Avast Holding B.V. and AVG Technologies N.V. to their respective employees sent on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(E)	Slide Presentation used in connection with a meeting with employees of AVG Technologies N.V. on July 7, 2016 (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(F)	Tweet from July 7, 2016 by Avast Holding B.V. (@avast_antivirus) (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(G)	Facebook post from July 7, 2016 by Avast Holding B.V. to the Avast Software Facebook page (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(H)	LinkedIn post by Avast Holding B.V. from July 7, 2016 to the Avast Software LinkedIn page (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(I)	Tweet from July 7, 2016 by Avast Holding B.V. (@avast_antivirus) (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 7, 2016 on Schedule TO-C, which is incorporated by reference herein).

(a)(5)(J)	Facebook post from July 14, 2016 by Avast Holding B.V. to the Avast Software Facebook page (originally filed with the Securities and Exchange Commission by Avast Holding B.V. on July 15, 2016 on Schedule TO-C, which is incorporated by reference herein).

(b)	Debt Commitment Letter, dated as of July 6, 2016, as amended and restated as of July 28, 2016, by and among Credit Suisse AG, Credit Suisse Securities (USA) LLC, Jeffries Finance LLC, UBS AG, Stamford Branch, UBS Securities LLC, Bank of America Merrill Lynch International Limited, Société Générale and Avast Software B.V.*

(d)(1)	Purchase Agreement, dated as of July 6, 2016, by and among AVG Technologies N.V., Avast Holding B.V. and Avast Software B.V. originally filed with the Securities and Exchange Commission by AVG Technologies N.V. on July 7, 2016 as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, which is incorporated by reference herein).

(d)(2)	Tender Agreement, dated as of July 6, 2016, by and among TA X L.P., TA Atlantic and Pacific VI L.P., TA Strategic Partners Fund II L.P., TA Strategic Partners Fund II-A L.P., TA Investors III L.P., Avast Holding B.V. and Avast Software B.V.*

(d)(3)	Tender Agreement, dated as of July 6, 2016, by and among CVP II, Inc., Avast Holding B.V. and Avast Software B.V.*

(d)(4)	Confidentiality Agreement, dated as of May 28, 2016, by and between AVG Technologies N.V. and Avast Holding B.V.*

(d)(5)	Exclusivity Agreement, dated as of June 16, 2016, by and between AVG Technologies N.V. and Avast Holding B.V.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.